Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET VANCOUVER, BC V6C 3E8	TELEPHONE: 604.685.WIND (9463) FACSIMILE: 604.685-9441 www.westernwindenergy.com

N E W R E L E A S E

January 15, 2009

Toronto Venture Exchange Symbol: “WND” Issued and Outstanding: 36,703,251

WESTERN WIND ANNOUNCES THE STATUS OF ITS VARIOUS PROJECTS AND FINANCING ARRANGEMENTS

Western Wind Energy Corp. (“Western Wind”) is pleased to provide the following operational and corporate update.

In June 2008, Western Wind entirely paid off its project debt on its producing Mesa wind farm which is rated at 30 MW (“Megawatts”). Western Wind now owns a fleet of over 500 wind turbines of which 460 are owned debt-free.

Despite the market turmoil, we are focusing on capitalizing current economical, environmental and political trends supporting the broad-based alternative energy expansion strategy.

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Western Wind’s Projects

Western Wind owns or leases 27,733 acres in California and Arizona. Details of the projects are:

Generating	Development	Nameplate	Land	State
Facility	Stage	Capacity	Resource
		(MW)	(acres)
Mesa Wind Farm	Producing	30	440	California
Windridge Wind Farm	Producing	4.5	191	California
Windstar Project	Late-stage development	120	1,606	California
Barstow Project	Early-stage development	100	3,300	California
Reef City	Early-stage development	40	1,200	California
Steel Park	Late-stage development	15	1,110	Arizona
Steel Park Expansion	Early-stage development	200	19,051	Arizona
Howling Dog	Early-stage development	15	393	Arizona
Red Lake	Early-stage development	20	442	Arizona

**Estimated nameplate capacity for particular projects can increase or decrease based on the following risk factors: limiting construction factors, such as topography and geography; any future or unknown environmental uncertainties; changes in capital cost items; changes in projected operating and maintenance costs; ability to obtain project financing and market conditions in the debt and project equity markets; interest in power purchase entities to procure specific amounts of energy; changes in local zoning policies; and events of force majeure, such as earthquakes, landslides, etc.

Western Wind is in the process of purchasing or leasing additional sites with potential for solar and wind development in California and Ontario. For competitive reasons, the details of proposed sites are withheld.

Windstar Project, Tehachapi, California

Site control

Western Wind currently directly owns 1,606 acres of land in Tehachapi, California, which depending on what turbine is selected, is sufficient to build its 120 MW Windstar Project.

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Western Wind has also leased an additional 280 acres of land in Tehachapi, which may be added to the Windstar Project.

Transmission Access

Western Wind has submitted the requisite transmission line applications and expects to execute the transmission agreements in the near future. Western Wind already has executed interconnection and transmission service agreements for the privately owned Sagebrush Line. In accordance with the U.S. Federal Energy Regulatory Commission rules, Western Wind must construct the Windstar project by December 31, 2010 in order to maintain its current queue position with the California Independent System Operator. As a safety measure, Western Wind is seeking an extension on this date as a result of various delays in the interconnection feasibility study process.

Power Purchase Agreements

Western Wind has a Power Purchase Agreement (“PPA”) with the Southern California Edison Company, which has been amended from time to time to extend the commercial operation date. Currently, the PPA requires that the Windstar Project be in commercial operation by December 31, 2009; however, the Company is awaiting an approval from SCE for an amendment to extend the commercial operation date to December 31, 2010. Western Wind may terminate the contract if it cannot acquire turbines at specified prices; however, due to the California Renewable Portfolio Standard requiring utility companies to meet specified targets by specified deadlines, Western Wind expects to be in a position to negotiate a new PPA if the price term in the existing PPA cannot be adjusted. Western Wind is currently in negotiations with Southern California Edison on a new pricing formula. The California Public Utilities Commission has recommended that long-term prices for renewable projects in California should be US $114 per megawatt hour for a 20-year contract and US $119 per megawatt hours for a 25-year contract. This is in addition to the inflation adjusted US $21 per megawatt hour Production Tax Credit.

Zoning and Permits

Western Wind has submitted to Kern County the required applications and associated archeological and environmental reports and expects to receive approval of its application for a zone change for the Windstar Project in the next few months. In the fall of 2008, Kern County notified Western Wind that the County will support the application as a mitigated Declaration of No Significant Impact.

Detailed Micro-Siting and Resource Assessment

Western Wind’s independent consulting meteorologist, Richard Simon, M.S., has completed detailed and definitive micro-siting and long term resource assessment on the Windstar Project utilizing several major turbine models from various bankable equipment manufacturers. The details of these assessments are confidential but Western Wind is pleased with the results.

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Design and Engineering

Upon receipt of the zoning change, Western Wind will submit the design and engineering plans to Kern County to complete its building permit. The information to be submitted typically includes, but is not limited to engineered plot plans showing turbine locations, engineered structural foundation design and drawings, engineered structural soil reports, civil design drawings for roads and pads, and engineered substation design drawings. If approval is received on or about March 2009, Western Wind projects that the structural permit process can be completed and permits issued by February 2010.

Long-lead items

In its November 12, 2007 press release, Western Wind stated that delivery of turbines was expected in late 2008 and commissioning expected in the second quarter 2009. Upon securing financing, Western Wind will order turbines and other electronic equipment or turbines will be provided by another party as part of their participation in the project. Turbines must be delivered six months prior to the anticipated completion date.

Construction

If the above timelines are met, construction is anticipated to begin in December 2009 and be completed in October 2010. There have been delays in the interconnection study process, the pricing re-negotiations with SCE and the zoning process.

Financing

In anticipation of the approval of the zoning, price adjustment from SCE and completion of interconnection agreements, Western Wind has begun negotiations with various industry recognized project finance institutions, both passive and non-passive. The projected cost to construct the entire project is estimated, at this time, to be approximately US$280 million. Some of the institutional investors with which Western Wind is in discussions, have access to turbines, which would obviate the need to order turbines separately. There is no guarantee that Western Wind will receive financing on acceptable terms.

Valuation of the Windstar Project

In its May 21, 2008 news release, Western Wind announced that, although it had received an offer of $228 million to purchase the Windstar assets, Western Wind was still reviewing other options. The $228 million offer to purchase Western Wind’s Windstar Project assets was based on a $36 million up-front payment on the commencement of construction and the balance of $192 million payable over the 30-year life of the lease, based on the value of a 7% gross annual royalty from payments on the land, which would have been retained by Western Wind and back-end bonus payments based on a confidential formula. Western Wind has continued to discuss proposals from various parties, consistent with the net present value of the above offer.

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Risks

A detailed discussion of the general business risks and project milestones are contained in Western Wind’s Form 20-F filed with the SEC.

Barstow Project, California

On February 14, 2008, Western Wind announced that it had secured a new 100-megawatt wind energy and solar site near Barstow, California. Western Wind has signed an agreement with the United States Bureau of Land Management (“BLM”) to conduct all required environmental surveys to install meteorological towers to complete detailed micro-siting of the wind resource and to complete the installation of the towers. Detailed micro-siting is scheduled to begin this spring and Western Wind projects. If Western Wind determines that the project economics are sufficient to justify developing a project, it will conduct the required environmental surveys to install wind turbines and towers and associated electrical equipment and apply for a commercial right of way grant from the BLM of approximately 3,300 acres. Western Wind is first in the queue to obtain this right of way. This project is in the early stage of development and Western Wind has not begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting. The project was delayed by the review process of the Bureau of Land Management.

Mesa Wind Farm Repower Project, Palm Springs, California

The Mesa Wind Farm is an operating 30 MW wind farm, located on approximately 440 acres leased from the BLM. Western Wind has submitted an application, including all required environmental and archeological studies to the BLM to replace the existing wind turbines with newer turbines to increase the total capacity of the wind farm to 50 MW. As an alternative to a repower of the entire wind farm, Western Wind is considering using a portion of the BLM right-of-way grant for a new 20 MW project. If the BLM approves the plan to repower, expected by the end of February 2009, Western Wind will determine whether to repower the entire project or add a new 20 MW project.

Windridge Wind Farm, Tehachapi, California

The Windridge Wind Farm is an operating 4.5 MW wind farm, located on 192 acres owned by Western Wind. Currently, the wind farm is operating below capacity and Western Wind is exploring various options to replace the older wind turbines with fewer new larger capacity turbines to reach the 4.5 MW capacity. In its October 24, 2007 news release, Western Wind announced that the U.S. Federal Aviation Administration (“FAA”) had approved the installation of three new wind turbines. The FAA has, however, indicated that the towers cannot be higher than the current turbines which will make it difficult to repower with new larger turbines. Western Wind may increase current capacity by utilizing several models of smaller turbines.

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Solar Projects, Ontario, Canada

Western Wind is has executed conditional purchase and sale agreements to acquire land in Ontario for solar energy development. Western Wind has entered into such agreements to purchase three (3) project sites. These agreements will allow Western Wind to purchase the land if Western Wind determines to move forward with the project. Western Wind has applied for interconnection and transmission service for three (3) - 10 MW projects with the Ontario’s Independent Electricity System Operator and has completed system impact studies on all three (3) projects, with positive results.

Financial Updates

Western Wind anticipates executing project finance term sheets on the Windstar Project within Q1 2009 and will release the details, as soon as possible.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

For more detailed information on the renewable energy industry, please see Western Wind’s Form 20-F filed with the United States Securities Exchange Commission (“SEC”): www.sec.gov.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements
Certain statements included in this news release are forward-looking statements, which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company’s future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “expect”, “estimate”, “believe”, “intend”, “intent”, “scheduled”; “projection”; “anticipate” and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to the future revenues, profitability, cash flows, expenses, capital costs, regulatory approvals, various zoning processes, delays in environmental impact studies, delays in negotiating power purchase pricing, negotiations relating to turbine supply agreements,

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terms of financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and subject to other factors, many of which are beyond our control that may cause the actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, asset impairment, price volatility, fluctuations in foreign exchange rates, economic and political events affecting energy supply and demand, fluctuations in wind grade, geological, operating and environmental risks, problems during the development, construction and start-up phases of wind projects, inadequacy of insurance, etc. For a more comprehensive review of risk factors, please refer to the Company’s most recent annual report under “Management’s Discussion and Analysis of Financial Results” and Form 20-F under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities filed on SEDAR at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements whether because of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements. Additional information regarding the Company is included in the Company’s filings with the Canadian securities regulators and the United States Securities and Exchange Commission, a copy of which is posted on the SEDAR website at www.sedar.com.